UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

[redacted]

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS' END, INC. RETIREMENT PLAN
LANDS' END LANE
DODGEVILLE, WI 53595

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Lands' End, Inc. Retirement Plan

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee
Lands' End, Inc. Retirement Plan
Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Deerfield, Illinois
June 26, 2008

Lands' End, Inc. Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	12/31/2007	12/31/2006
Assets:		
Investments, at Fair Value:		
Sears Holdings Stock Fund	$ 481,696	$ 702,505
Registered Investment Companies	127,732,116	117,415,608
Common/Collective Trust Funds	103,796,969	97,451,097
Loans to Participants	2,648,081	2,623,038
Total Investments at fair value	234,658,862	218,192,248
Receivables:		
Due from Broker for Securities Sold	340,676	0
Employer Contribution Receivable	3,007,720	3,716,742
Total Receivables	3,348,396	3,716,742
Cash	2,162,101	0
Total assets	240,169,359	221,908,990
Liabilities:		
Due to Broker for Securities Purchased	2,502,459	0
Total Liabilities	2,502,459	0
Net assets available for benefits at fair value	237,666,900	221,908,990
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	(137,978)	223,181
Net Assets Available for Benefits	$ 237,528,922	$ 222,132,171

See Notes to the Financial Statements

Lands' End, Inc. Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to Net Assets Attributed to:	
Investment Income-	
Net Appreciation in Fair Value of Investments	
Sears Holdings Stock	$ 35,911
Registered Investment Companies	8,903,513
Common/Collective Trust Funds	1,116,788
Interest and Dividend Income	4,357,866
Less: Investment expenses	(303,067)
Total Investment Income	14,111,011
Contributions	
Employer Contributions	
Matching	3,802,634
Profit Sharing	3,007,720
Participants' Contributions	11,173,154
Rollovers	473,159
Total Contributions	18,456,667
Total Additions	32,567,678
Benefits Paid to Participants	17,170,927
Net Increase	15,396,751
Net Assets Available for Benefits	
Beginning of Year	222,132,171
End of Year	$ 237,528,922

See Notes to Financial Statements

Note 1. Description of Plan

The following description of the Lands' End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands' End, Inc. (the Company) who are at least 19 years of age (for "regular" part-time and salaried employees) or are at least 19 years of age and have completed 1000 hours of eligible service for the first year of hire, first year of re-hire, or in any plan year (for flexible part-time, seasonal and temporary employees). Prior to July 1, 2006, the Plan covered substantially all employees of the Company who were at least 19 years of age as of the end of the plan year and had completed both six months and 1,000 hours of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co. (Sears). In March 2005, Kmart Holding Corporation through its wholly owned subsidiary, Sears Holdings Corporation (Holdings), acquired, by merger, all of the outstanding stock of Sears; thus, the Company became an indirect, wholly owned subsidiary of Holdings.

Contributions: Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers an automatic enrollment feature. Participants may affirmatively elect whether or not to make elective contributions. Active participants who do not revoke their elective contributions shall contribute a minimum of three percent of compensation. Unless otherwise revoked, effective April 1 of each plan year, a participant's elective contributions will increase one percent until a maximum of six percent is reached. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Sears' Board of Directors and are allocated to each participant's account based on their eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants' compensation. These contributions are participant directed based on the investment options selected by the participant. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options daily.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5 percent to 10.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Note 1. Description of Plan (Continued)

Payment of Benefits: On termination of service, due to death, disability, retirement or termination, a participant may receive a lump sum distribution equal to the value of the participant's vested interest in their account or roll it over into another qualified retirement plan. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the Plan.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is studying the impact of the adoption of SFAS 157 on the financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies (mutual funds) are based on values as determined by the trustee by reference to published market data. Participant loans are valued at their outstanding balances, which approximate fair value. The plan's interest in the common and collective trust funds are valued based on information reported by the investment advisor using the audited financial statements of the common and collective trust funds at year end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of *Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Note 2. Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Administrative and Investment Expenses: All administrative expenses for the Plan are paid by the Company. Certain investment expenses are paid by the plan and netted against participants' investment yield.

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

	December 31	
	2007	2006
Investment at fair value as determined by fund sponsor:		
Common and collective trust funds:		
RiverSource Trust Core Balance Fund II	$ 31,266,412	$ 30,448,753
RiverSource Trust Equity Index Fund I	19,051,336	18,998,649
Investment at fair value as determined quoted market price:		
Registered investment companies:		
Dodge & Cox Stock Fund	25,614,221	25,882,227
William Blair Small Cap Growth Fund	*	11,513,515
Europacfic Growth Fund	21,803,092	17,065,482
T. Rowe Price Growth Stock Fund	64,825,458	61,830,416
Investment at contract value as determined by fund sponsor:		
Common and collective trust funds:		
RiverSource Trust Income Fund II	38,565,217	36,336,268

* Balance is less than 5% of the Plan's net assets at December 31, 2007.

Note 4. Related-Party Transactions

Effective April 1, 2007, Wachovia purchased the record keeping services of Ameriprise Trust Company and merged that business into Wachovia Retirement Services. The Plan still maintains certain investments in shares of equity and common and collective trust funds which are managed by Wachovia Retirement Services. Wachovia Retirement Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in Sears Holdings Corporation. Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$237,528,922	$222,132,171
Interest in common and collective trust relating to fully benefit-responsive contract adjustments:		
Investments	(137,978)	223,181
Adjustment from fair value to contract value for interest in common and collective trust relating to benefit-responsive investment contracts	137,978	(223,181)
Net assets available for benefits per Form 5500	$237,528,922	$221,132,171

Lands' End, Inc. Retirement Plan
Plan number: 001
FEIN: 41-6400338

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of Issuer, Borrower, (a) Lessor or Similar Property	© Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Shares of registered investment companies:		
	PIMCO	Total Return Fund	**	$ 1,271,451
	William Blair	Small Cap Growth Fund	**	10,329,040
	Dodge & Cox	Stock Fund	**	25,614,221
	Hartford	Growth Opportunities HLS Fund	**	1,623,090
	T. Rowe Price	Growth Stock Fund	**	64,825,458
*	RiverSource Trust	Mid Cap Value Fund	**	2,265,764
	Europacific	Growth Fund	**	21,803,092
				127,732,116
		Shares of common and collective trust funds:	**	
	Manning & Napier	Retirement Target 2050 Investment Trust Fund	**	140,887
	Manning & Napier	Retirement Target 2040 Investment Trust Fund	**	973,833
	Manning & Napier	Retirement Target 2030 Investment Trust Fund	**	3,336,670
	Manning & Napier	Retirement Target 2020 Investment Trust Fund	**	1,052,086
	Manning & Napier	Retirement Target 2010 Investment Trust Fund	**	816,423
	Manning & Napier	Retirement Target Income Fund	**	231,882
*	RiverSource Trust	Core Balanced Fund II	**	31,266,412
*	RiverSource Trust	Equity Index Fund I	**	19,051,336
*	RiverSource Trust	Small Cap Equity Index Fund II	**	8,224,245
*	RiverSource Trust	Income Fund II	**	38,565,217
				103,658,991
*	RiverSource Trust	Collective Inv Fund Money Market Fund II	**	16,960
				103,675,951
		Shares of common stock:		
*	Sears Holdings Corporation	Stock	**	464,736
*	Participants	Participant loans (interest rates from 5% to 10.5%, maturing through 2017)	**	2,648,081
				$ 234,520,884

* Indicates a party-in-interest as defined by ERISA.
** Not applicable for participant - directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LANDS' END, INC. RETIREMENT PLAN
By: LANDS' END, INC. RETIREMENT PLAN COMMITTEE
Plan Administrator

By: Susan L. Healy
Susan L. Healy, Member of Plan Committee and
Senior Vice President & CFO of Lands' End, Inc.

Date June 26, 2008

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of McGladrey & Pullen, LLP.

EXHIBIT 23.1

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-141713 of Sears Holdings Corporation on Form S-8 of our report dated June 26, 2008 appearing in this Annual Report on Form 11-K of the Lands' End, Inc. Retirement Plan for the year ended December 31, 2007.

McGladrey & Pullen, LLP

Deerfield, Illinois
June 26, 2008

END